

0 Investors

Hando
Houston, Texas

$0 raised

$150,000 min target ⓘ

Term Note ⓘ
Interest Rate : 17.5%
Maturity: 48 months

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Company Description

Hando, a 24-seat sushi hand roll bar, is coming to Houston's Heights neighborhood. From Houston native, Jason Andaya, owner of the city's Family Meal Group, Hando will be an intimate, casual option for a healthful and fun lunch or dinner.

Emphasizing the taste and texture of sushi components at their simplest, hand rolls are made from single, hand-sized pieces of roasted seaweed filled with the highest quality rice and fish. Known as Temaki, hand rolls differ from standard sushi rolls in that they're prepared individually per person — rather than Maki, the quintessential sushi preparation stateside where one long roll is cut into many smaller ones for several people. They're made to be consumed quickly with the hands rather than chopsticks, making for a more textural, casual, and approachable sushi experience.

Hando will serve these high quality rolls in a cozy, rustic environment for both sushi aficionados and novices alike. Customers eating at the large U-shaped bar will receive speedy service, with seasonally-driven hand rolls coursed out one piece at a time. Guests can also enjoy select small plates from the kitchen and the full bar will offer cocktails made with mostly Japanese spirits and flavors, along with beer and sake.

After working in restaurants for most of his life, managing food and beverage and sales for Marriott and opening concepts during an eight year stint in Los Angeles, Jason Andaya is excited to return to his hometown of Houston and contribute something new to its already nationally-renowned food scene. Along with his childhood friend and East Downtown bar owner, Raymond Chan, Andaya settled on sushi hand rolls, a concept he noticed increasing in popularity throughout his time in California.

Like eating at a counter hidden in the middle of a Japanese fish market, Hando aims to bring an outstanding rendition of an underrepresented cuisine to The Heights.

Business Model

The Opportunity

Sushi hand rolls have been a growing national trend, popular across the US for their efficient presentation and focus on quality ingredients. In an article previewing the opening of Hando, Eater Houston even suggested hand rolls are the new poke earlier in the year, giving a glimpse at this sushi trend's potential for mass appeal, and Forbes declared them the country's hottest lunch trend in mid-2018.

With a fall 2019 opening slated, Hando has already received plenty of attention from local press outlets, driving up anticipation for the forthcoming venture. Eater Houston, Houstonia Magazine, and CultureMap Houston all covered the restaurant's announcement, promising updates and future coverage as more is revealed. No doubt the local Houston owners, Andaya and Chan, are part of the appealing story, and Chan's existing Houston venture — East End Hardware, a bar located in an old hardware store in Houston's up-and-coming East Downtown area — has increased the profile of this opening too.

Hando will be a new kind of neighborhood restaurant for the area, novel in its cuisine, as well as its approachable and affordable take on sushi hand rolls. Its first come, first served seating model will make it a uniquely hot ticket in an area of the city known for exceptional eateries, and Hando's tightly curated menu and efficient service model will ensure it is as cost-effective as possible.

Business Operations/Cost-Savings

In order to preserve their ability to afford the highest quality ingredients, Hando is being run with the mentality of being a temple of efficiency. The team plans to realize cost savings by implementing operational procedures garnered from past business experience.

- Keeping a lean selection of hand roll menu offerings to ensure little wastage
- Linking the host stand to the kitchen for efficient pick-up and to-go orders
- Exclusive bar counter seating to reduce staffing costs

Revenue Streams

Open for both lunch and dinner seven days a week, Hando's primary revenue will come from its food sales.

- Average lunch bills are estimated at $15 per person, and $20 average for dinner
- Alcoholic beverage sales are estimated to make up 30% of the total revenue
- Pick-up and to-go offerings will include cut hand rolls and small plate items

The Menu

Hando's Temaki, or sushi hand rolls composed of roasted seaweed, warm rice, and a protein, will be available to purchase either individually a la carte or coursed in flights of 3, 4, or 5 rolls. Some of the standout proteins include salmon, scallop, crab, and tuna, as well as vegetarian options like beets and mushrooms. Additional menu items, such as fried rice and shishito peppers, will also be available. All menu items will have a focus on seasonality, rotating as products and ingredients become available, and will use fresh ingredients that are sourced locally as much as possible.



Salmon   Tuna   Vegetarian

Scallop   Crab

The full bar will feature Japanese spirits, sake, and beers. Sake will be available both hot and cold, filtered and unfiltered, and there will be house specialty cocktails using mostly Japanese spirits. Non-alcoholic options, such as green tea, sodas, and house mocktails, will also be available.

The Atmosphere

Designed by local Houston architecture firm, JT ARC Studio, Hando's dining room in The Heights will be a naturally lit and airy environment centered around the main seating area: the bar. With all of the available seats located around the chef's preparation area, guests can watch every hand roll being made right in front of them. With only the bar as a barrier between guest and chef in this small space, there will be natural energy and plenty of organic conversation to make the 1,200 square foot space both intimate and organized.



The Team

Jason Andaya, a UH and Rice graduate, wanted to return to his hometown after building a successful career in California and contribute to the fabric of Houston's fantastic food scene.

- Spent four of the past five years working in Los Angeles, one of the largest markets for emerging food and entertainment trends
- Managed food and beverage and sales for Marriott in the Seattle market and opened FOH and Rock & Reilly's DTLA in Los Angeles

Raymond Chan, Andaya's childhood friend and business partner in Hando, is the owner of East End Hardware, an East Downtown Houston bar.

- Transformed a 1950's tool shop into a neighborhood bar known for its boozy snow cones, recycling many of the original features from the shop into architectural elements for the social space
- Former owner of Bar Munich, a popular Bavarian-themed sports bar in Midtown

Location Analysis

Hando

518 W 11th St, Houston, TX 77008

- The Heights is ranked amongst the most walkable Houston neighborhoods
- The Heights has over 450 Yelp-rated establishments, many just a few blocks from residential communities
- Accessible commute to downtown, Houston's Inner Loop, Medical Center, Galleria, etc.
- The Heights has been one of the fastest growing Houston neighborhoods over the past ten years


Houston


Greater Heights
Revolucion Coffee + Juice
Hando
Eight Row Flint
Field & Tides
Local Foods Heights
Better Luck Tomorrow
Coltivare Pizza & Garden
Rice Military

The Heights is an increasingly popular neighborhood for Houston's affluent young professionals, who are always keen to try new experiences and make up a large portion of Hando's target audience. The area has become known as the city's destination for foodies with its burgeoning restaurant reputation. Despite its wealth of options when it comes to food, it is still lacking a strong Japanese presence. To be located just four blocks from Heights Boulevard, which bisects the neighborhood with a popular commercial strip, Hando will be close to the action while still being removed from the bustle — and still less than 15 minutes from the center of downtown Houston.

Meet the Team



Jason Andaya
MANAGING PARTNER

Jason worked for Marriott International as a manager in sales and food and beverage, and was most recently operating partner and GM of Rock & Reilly's DTLA. Using his previous experience in the food and beverage industry, Jason will establish and meet company financial objectives, analyze variances, and initiate corrective actions. He oversees the operation for both the front and back of the Restaurant. Jason is a gifted communicator and charismatic leader. He has an MBA specializing in marketing from Rice University, and a bachelor's degree in hospitality management from the University of Houston.



Raymond Chan
PARTNER

Raymond started his industry experience in 2010 with a Bavarian beer bar concept in Midtown Houston known as Bar Munich. As owner-operator of Bar Munich, he was responsible for daily operations and the overall success of the business. In 2016, he opened a rustic hardware themed neighborhood bar in East Downtown known for alcoholic snow cones. With a double major in Accounting and Finance from the University of Houston, Raymond will be focused on the financial well-being of the restaurant.

  